EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in the Registration Statements (No. 3-12043 and No. 333-74984 on Form S-8 and No. 333-84861 on Form S-3) of Pilgrim’s Pride Corporation of our report dated August 1, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to change in methods of accounting for goodwill and other intangibles in 2003 and for derivative instruments and other hedging activities in 2002), relating to the combined balance sheets of the ConAgra Foods Chicken Business (a division of ConAgra Foods, Inc.) as of May 25, 2003 and May 26, 2002 and the related combined statements of earnings, of stockholder’s net investment and advances and of cash flows for each of the three years in the period ended May 25, 2003, appearing in this Form 8-K of Pilgrim’s Pride Corporation.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska

August 8, 2003